Exhibit 99.1

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

Interoffice Memorandum

DATE:	June 6, 2005

TO:	SAIC Employees

FROM:	Ken Dahlberg

Chairman of the Board

and Chief Executive Officer

SUBJECT:	Strategic Planning Update

Over the past year and a half, we have made significant progress in creating value and positioning SAIC for continued success. The efforts of all our employees, as reflected by our strong operating and financial performance, have contributed to the significant increase in our stock price since October 2003.

I want to share with you some insights into the strategic planning process we launched with our Board to define the course that will best enable us to sustain and grow our company.

Strategic Vision of SAIC’s Future

At a recent meeting devoted to strategic planning, SAIC’s Board and management team reaffirmed our vision as an independent, platform-neutral technology company serving government and commercial markets. We are committed to building on that vision through organic growth and strategic acquisitions. We’ve also reaffirmed our culture of customer focus, ethics, technical excellence and entrepreneurship, all supported by our tradition of employee ownership. This culture is one of the main reasons we’ve been able to attract and retain the highest caliber of employees in the business. Our FY 2005 business performance – record backlog, improved cash flow and solid revenue growth – underscores the value of our strategy and the strength of our culture.

Our strategic planning process has identified a number of high-nail issues that we need to address. In order to remain a key player in our industry and move the needle beyond our current level of performance, we need to build upon our successes in developing and hiring great people, creating technology and acquiring businesses that complement and strengthen our market position. Completing strategic acquisitions will be increasingly important to our Company’s future as our competition consolidates into fewer and more formidable companies, more aggressively targeting our market space.

Assessment of Market Position

We believe that our employee talent and technical capabilities, experience and other resources have put the Company in an excellent position to successfully compete for important opportunities in the markets we serve. SAIC is able to provide solutions for many of the emerging homeland security and other defense issues our federal government customers face today. Our size, technical capabilities, employee expertise and platform independence position us a unique partner to our government customers. Further, our recent reorganizations have better aligned our business to our customers and markets, making it easier for our customers to do business with us. In addition, we have the ability to enter select product markets to leverage our technological innovations. We intend to exploit all of these opportunities.

Evaluation of Capital Structure

As a part of this process, we are examining our capital structure to ensure that it can provide the resources we need to execute our strategic growth objectives. Implementing these objectives is expected to require significant cash expenditures. SAIC currently has about $3 billion of cash and cash equivalents and a strong balance sheet, and our operations generate considerable cash. However, over the past several years, our stock system has consumed substantial amounts of our cash because there has been a significant imbalance between the number of shares sold and the number of shares purchased by buyers other than the Company. Over the last five years, the Company has used more than $2.5 billion of cash to balance the overall stock system. We have performed extensive financial modeling relating to our stock system and a substantial imbalance is expected to continue. We have maintained excess cash to address this imbalance in our stock system in the event stock sales exceeded expected levels.

Alternatives for Addressing the Capital Structure

So what should we do? Near-term (over the next few years), we believe there are ample cash reserves to handle the expected imbalance. However, longer-term, our capital structure may not be able to provide the cash required to simultaneously buy back stock and invest sufficiently in our business. The Board is evaluating improvements to our capital structure, including taking on additional debt, increasing purchases of stock by employees, and raising capital and providing stockholder liquidity through an initial public offering or private placement of our stock. We are fortunate in that the external market conditions affecting several of these options currently are very favorable – the cost of debt still remains at historically low levels; the public equity markets have been receptive to premier companies like ours; and there generally is a ready supply of private equity capital.

Each of these options can be structured in a way that preserves the essential characteristics of our employee ownership culture. These alternatives deserve more critical thinking and we will continue to discuss them with our Board with a view of identifying the path forward in the next few months.

We are taking a long-term view and are focusing on these critical issues early on, to ensure that the Company remains in a position of strength. At the same time, we need to stay vigilant with respect to our business and, most importantly, to our customers. All of us want to see our Company grow and prosper. This cannot be accomplished without each of us doing our best for our customers. The improvements to our capital structure being considered by the Board must not distract us from the fundamentals of our business – doing challenging work and satisfying our customers’ needs in a timely and profitable manner.

We will evaluate the possible changes to our capital structure thoughtfully and carefully, including examining how other large employee-owned companies have managed similar issues.

We have an exciting future ahead of us, and I look forward to working with all of you to build on our successes.

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